04015048

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR - 1 2004

SEC FILE NUMBER
8- 14495

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2003 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CitiStreet Advisors LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Two Tower Center
(No. and Street)

East Brunswick, NJ 08816
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Frank Roselli, (732) 514-2079
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

99 High Street, Boston, MA 02110
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Frank J. Roselli, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CitiStreet Advisors LLC, as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial and Operations Principal

Title

THERESA GUIDO LAPLACA
NOTARY PUBLIC OF NEW JERSEY
MY COMMISSION EXPIRES OCT. 4, 2008

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

CITISTREET ADVISORS LLC

Financial Statements and Supplementary Information

December 31, 2003 and 2002

(With Independent Auditors' Report Thereon and
Supplemental Report on Internal Control)

CITISTREET ADVISORS LLC

Table of Contents

KPMG LLP
99 High Street
Boston, MA 02110-2371

Telephone 617 988 1000
Fax 617 988 0800

Independent Auditors' Report

The Member of
CitiStreet Advisors LLC:

We have audited the accompanying statements of financial condition of CitiStreet Advisors LLC (the Company) as of December 31, 2003 and 2002, and the related statements of income, changes in member's capital, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CitiStreet Advisors LLC as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 23, 2004

CITISTREET ADVISORS LLC

Statements of Financial Condition

December 31, 2003 and 2002

Assets		2003	2002
Cash and cash equivalents	$	401,719	397,795
Commissions receivable		1,301,335	634,265
Due from affiliate		4,082,109	2,338,624
Total assets	$	5,785,163	3,370,684
Liabilities and Member's Capital			
Due to affiliate	$	254,036	63,994
Total liabilities		254,036	63,994
Member's capital		5,531,127	3,306,690
Total liabilities and member's capital	$	5,785,163	3,370,684

See accompanying notes to financial statements.

CITISTREET ADVISORS LLC

Statements of Income

Years ended December 31, 2003 and 2002

		2003	2002
Revenues:			
Commissions and fees	$	4,943,138	2,799,856
Interest income		5,129	6,479
Total revenues		4,948,267	2,806,335
Expenses:			
Management fee		176,527	275,505
General and administrative expenses		2,547,303	803,398
Total expenses		2,723,830	1,078,903
Net income	$	2,224,437	1,727,432

See accompanying notes to financial statements.

CITISTREET ADVISORS LLC

Statements of Changes in Member's Capital

Years ended December 31, 2003 and 2002

		2003	2002
Member's capital, beginning of year	$	3,306,690	1,579,258
Net income		2,224,437	1,727,432
Member's capital, end of year	$	5,531,127	3,306,690

See accompanying notes to financial statements.

CITISTREET ADVISORS LLC

Statements of Cash Flows

Years ended December 31, 2003 and 2002

		2003	2002
Cash flows from operating activities:			
Net income	$	2,224,437	1,727,432
Adjustments to reconcile net income to cash flows provided by operating activities:			
Change in other assets		—	36,183
Change in commissions receivable		(667,070)	(298,935)
Change in due to/from affiliate, net		(1,553,443)	(1,458,750)
Total adjustments		(2,220,513)	(1,721,502)
Net cash provided by operating activities		3,924	5,930
Increase in cash		3,924	5,930
Cash and cash equivalents, beginning of year		397,795	391,865
Cash and cash equivalents, end of year	$	401,719	397,795

See accompanying notes to financial statements.

(1) Nature of Business

CitiStreet Advisors LLC (the Company), a New Jersey limited liability company, is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. The Company is also registered as an investment advisor with the SEC. The Company is a down-stream affiliate of CitiStreet Associates LLC (Associates), which in turn is an indirect down-stream affiliate of CitiStreet LLC (CitiStreet). CitiStreet, a Delaware limited liability company, was formed on April 1, 2000 as a joint venture between State Street Bank & Trust Company (State Street), a Massachusetts trust company, and Keeper Holdings LLC (Citi), a Delaware limited liability company. CitiStreet, through its subsidiaries, provides recordkeeping and administrative services, and investment advisory, insurance agency, mortgage brokerage, and broker-dealer services and outsourcing for defined benefit and defined contribution retirement plans and health and welfare plans in the United States of America and globally, in all cases for businesses, not-for-profit entities, and government entities. In addition, sales and marketing activities are performed for those services and functions.

The Company refers participants in plans administered by its affiliates (who wish to establish individual retirement (IRA) accounts or other brokerage accounts) to full-service broker-dealers. It also offers investment advisory services to plan participants and individuals who have established IRAs or other brokerage accounts.

(2) Basis of Presentation

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(3) Summary of Significant Accounting Policies

(a) Revenue Recognition

The Company recognizes commission income and related commission expense when the variable annuity contributions are made through a designated life insurance company in accordance with a prearranged agreement with each client. All cancellations and withdrawals are reflected in commission income.

(b) Cash and Cash Equivalents

Cash and cash equivalents consist of a certificate of deposit with an original maturity of 90 days or less when purchased.

(c) Reclassification

Certain amounts in the prior year have been reclassified to conform with current year presentation.

(4) Income Taxes

For federal income tax purposes, the Company is deemed to be a single-member disregarded entity. Accordingly, Company earnings are taxable to the member directly; therefore, no tax provision has been made in these financial statements.

(5) Transactions with Affiliates

The Company has an agreement with Associates under which Associates provides the Company with management, marketing, and administrative facilities and services, including the use of Associates' sales personnel. As part of this agreement, Associates acts as the Company's paying agent for payment of the Company's management services and operating costs. Fees for these services are based on the Company's share of the combined revenues of Associates and the Company applied to those allocable expenses incurred by Associates. Total fees paid to Associates, and recorded as management fees, were $176,527 and $275,505 for 2003 and 2002, respectively.

Due from affiliate of $4,082,109 and $2,338,624 at December 31, 2003 and 2002, respectively, represent cash held by Associates on behalf of the Company. Due to affiliate of $254,036 and $63,994 at December 31, 2003 and 2002, respectively, represent management fees owed to Associates.

(6) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company had net capital of $147,683, which is $130,747 in excess of its required net capital. The Company's ratio of aggregate indebtedness to net capital was 1.72 to 1 at December 31, 2003.

(7) Rules 15c3-3 and 17a-13

In accordance with the National Association of Securities Dealers, Inc., the Company is exempt from the provisions of Rule 15c3-3 (which applies to the reserves and custody of securities) under the provisions of paragraph (k)(1) thereof and from Rule 17a-13 (which applies to quarterly securities counts) under the provisions of paragraph (a) thereof.

Schedule I

CITISTREET ADVISORS LLC

Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission

December 31, 2003

Net capital:		
Total member's capital	$	5,531,127
Deductions:		
Nonallowable assets:		
Commission receivable		1,301,335
Due from affiliate		4,082,109
Total nonallowable assets		5,383,444
Net capital	$	147,683
Aggregate indebtedness	$	254,036
Net capital requirement		16,936
Excess net capital at 1,500%		130,747
Excess net capital at 1,000%		122,279
Ratio of aggregated indebtedness to net capital		1.72 to 1

There are no material differences between this computation of net capital and the corresponding calculation prepared by the Company and included in the Company's unaudited FOCUS Form X-17a-5, Part IIA, filed on January 23, 2004, as of December 31, 2003.

See accompanying independent auditors' report.

KPMG LLP
99 High Street
Boston, MA 02110-2371

Telephone 617 988 1000
Fax 617 988 0800

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

The Member of
CitiStreet Advisors LLC:

In planning and performing our audit of the financial statements and supplemental schedule of CitiStreet Advisors LLC (the Company) for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is

(Continued)

KPMG

subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the member and management of CitiStreet Advisors LLC, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 23, 2004